Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter

September 30, 2012

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the
United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2012	2011	2012	2011

Revenues	$589,754	$585,424	$1,673,003	$1,629,278

Cost of revenues	389,383	381,215	1,107,360	1,037,648
Selling, general and administrative expenses	152,347	157,387	467,312	481,245
Depreciation	7,969	7,821	23,403	22,540
Amortization of intangible assets	4,744	4,961	14,032	15,668
Acquisition-related items (note 5)	4,043	1,574	13,470	2,948
Operating earnings	31,268	32,466	47,426	69,229

Interest expense, net	5,749	4,066	14,522	12,752
Other (income) expense, net (note 6)	(1,463)	1,600	(1,751)	3,539
Earnings before income tax	26,982	26,800	34,655	52,938
Income tax (note 7)	7,409	13,026	11,270	29,522
Net earnings	19,573	13,774	23,385	23,416

Non-controlling interest share of earnings (note 10)	6,433	2,113	10,276	5,666
Non-controlling interest redemption increment (note 10)	10,745	4,140	13,841	11,695
Net earnings (loss) attributable to Company	2,395	7,521	(732)	6,055
Preferred share dividends	2,395	2,460	7,315	7,511

Net earnings (loss) attributable to common shareholders	$-	$5,061	$(8,047)	$(1,456)

Net earnings (loss) per common share (note 11)

Basic	$-	$0.17	$(0.27)	$(0.05)
Diluted	$-	$0.17	$(0.27)	$(0.05)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2012	2011	2012	2011

Net earnings	$19,573	$13,774	$23,385	$23,416

Foreign currency translation gain (loss)	3,629	(13,795)	3,298	(5,153)
Reclassification to earnings of other comprehensive income
on investment (note 5)	-	-	2,553	-
Comprehensive earnings (loss)	23,202	(21)	29,236	18,263

Less: Comprehensive earnings attributable to non-controlling
shareholders	16,505	6,339	22,805	17,101

Comprehensive earnings (loss) attributable to Company	$6,697	$(6,360)	$6,431	$1,162

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	September 30, 2012	December 31, 2011
Assets
Current Assets
Cash and cash equivalents	$84,321	$97,799
Restricted cash	4,119	4,493
Accounts receivable, net of allowance of $21,023 (December 31, 2011 -
$19,700)	321,642	286,019
Income tax recoverable	5,826	9,661
Inventories	17,084	11,831
Prepaid expenses and other current assets	33,236	23,874
Deferred income tax	16,620	16,527
	482,848	450,204

Other receivables	6,129	6,684
Other assets	14,502	10,344
Fixed assets	94,819	94,150
Deferred income tax	106,373	87,940
Intangible assets	177,724	188,909
Goodwill	399,189	395,487
	798,736	783,514
	$1,281,584	$1,233,718

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$72,809	$82,114
Accrued liabilities	276,215	272,106
Income taxes payable	3,846	3,214
Unearned revenues	20,316	19,448
Long-term debt - current (note 8)	37,632	216,373
Deferred income tax	995	995
	411,813	594,250

Long-term debt - non-current (note 8)	319,019	100,042
Convertible debentures (note 8)	77,000	77,000
Contingent acquisition consideration (note 9)	10,739	10,166
Other liabilities	35,215	29,077
Deferred income tax	40,883	38,160
	482,856	254,445
Non-controlling interests (note 10)	148,070	141,404

Shareholders' equity
Preferred shares (note 13)	134,411	140,561
Common shares	117,411	110,821
Contributed surplus	29,077	27,970
Deficit	(77,442)	(63,958)
Accumulated other comprehensive earnings	35,388	28,225
	238,845	243,619
	$1,281,584	$1,233,718

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information) - in accordance with accounting principles generally accepted in the
United States of America

	Preferred shares		Common shares				Accumulated
	Issued and		Issued and				other	Total
	outstanding		outstanding		Contributed		comprehensive	shareholders'
	shares	Amount	shares	Amount	surplus	Deficit	earnings	equity

Balance, December 31, 2011	5,622,634	$140,561	29,941,254	$110,821	$27,970	$(63,958)	$28,225	$243,619
Comprehensive earnings:
Net earnings	-	-	-	-	-	23,385	-	23,385
Other comprehensive earnings	-	-	-	-	-	-	5,851	5,851
Other comprehensive earnings
attributable to NCI	-	-	-	-	-	-	1,312	1,312
NCI share of earnings	-	-	-	-	-	(10,276)	-	(10,276)
NCI redemption increment	-	-	-	-	-	(13,841)	-	(13,841)

Subsidiaries’ equity
transactions	-	-	-	-	453	-	-	453

Subordinate Voting Shares:
Stock option expense	-	-	-	-	2,449	-	-	2,449
Stock options exercised	-	-	289,500	7,526	(1,808)	-	-	5,718
Tax benefit on options
exercised	-	-	-	-	13	-	-	13
Purchased for cancellation	-	-	(200,000)	(936)	-	(5,375)	-	(6,311)

Preferred Shares:
Purchased for cancellation	(246,000)	(6,150)	-	-	-	(62)	-	(6,212)
Dividends (note 13)	-	-	-	-	-	(7,315)	-	(7,315)
Balance, September 30, 2012	5,376,634	$134,411	30,030,754	$117,411	$29,077	$(77,442)	$35,388	$238,845

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Cash provided by (used in)

Operating activities
Net earnings	$19,573	$13,774	$23,385	$23,416

Items not affecting cash:
Depreciation and amortization	12,713	12,782	37,435	38,208
Deferred income tax	(6,988)	1,163	(17,474)	(158)
Other	1,890	3,277	6,442	8,097

Changes in non-cash working capital:
Accounts receivable	(3,524)	11,771	(12,763)	(15,623)
Inventories	1,368	(41)	(5,233)	(3,000)
Prepaid expenses and other current assets	1,943	2,673	(2,545)	(997)
Payables and accruals	33,609	12,404	(17,018)	(26,794)
Unearned revenues	(8,018)	(9,844)	661	(1,653)
Other liabilities	2,672	(280)	5,954	1,156
Net cash provided by operating activities	55,238	47,679	18,844	22,652

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(1,174)	(12,191)	(14,379)	(22,064)
Purchases of fixed assets	(8,322)	(10,868)	(22,621)	(24,040)
Other investing activities	123	(319)	574	(793)
Net cash used in investing activities	(9,373)	(23,378)	(36,426)	(46,897)

Financing activities
Increase in long-term debt	51,793	51,075	370,534	173,928
Repayment of long-term debt	(75,462)	(31,581)	(331,852)	(103,491)
Purchases of non-controlling interests	(2,536)	(33,949)	(4,167)	(35,446)
Proceeds received on exercise of options	47	17	5,718	5,190
Incremental tax benefit on stock options exercised	4	2	516	465
Dividends paid to preferred shareholders	(2,395)	(2,460)	(7,315)	(7,511)
Distributions paid to non-controlling interests	(3,138)	(1,617)	(11,282)	(7,234)
Repurchases of subordinate voting shares	-	(3,862)	(6,311)	(20,308)
Repurchases of preferred shares	(6,212)	(3,746)	(6,212)	(3,746)
Other financing activities	(1,645)	(36)	(6,915)	(121)
Net cash (used in) provided by financing activities	(39,544)	(26,157)	2,714	1,726
Effect of exchange rate changes on cash	963	(2,064)	1,390	(156)
Increase (decrease) in cash and cash equivalents	7,284	(3,920)	(13,478)	(22,675)
Cash and cash equivalents, beginning of period	77,037	81,604	97,799	100,359
Cash and cash equivalents, end of period	$84,321	$77,684	$84,321	$77,684

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Unaudited)
(in thousands of US dollars, except per share amounts)

1.           DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a provider of real estate-related services to commercial, institutional and residential customers in North America and various countries around the world.  The Company’s operations are conducted in three segments: Commercial Real Estate (“CRE”) Services, Residential Property Management and Property Services.  The Company operates as Colliers International within CRE; FirstService Residential Management, American Pool Enterprises and various regional brands within Residential Property Management; and Field Asset Services and several franchise brands within Property Services.

2.           SUMMARY OF PRESENTATION – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted below.  In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at September 30, 2012 and the results of operations and its cash flows for the three and nine month periods ended September 30, 2012.  All such adjustments are of a normal recurring nature.  The results of operations for the three and nine month periods ended September 30, 2012 are not necessarily indicative of the results to be expected for the year ending December 31, 2012.

During the second quarter of 2011, the Company identified an error related to the recognition of certain property management contract revenue in the CRE segment where it was determined, in consultation with clients, that a portion of the management fees previously recorded were not chargeable.  The Company assessed the materiality of this item on the earnings for the nine months ended September 30, 2011 and all other periods subsequent to those dates, in accordance with the SEC’s Staff Accounting Bulletin No. 99 (“SAB 99”), and concluded that this error was not material to any such periods.  In accordance with SEC’s Staff Accounting Bulletin No. 108 (“SAB 108”), the interim consolidated financial statements herein include the adjustment to correct the immaterial error and to reflect the corrected accounts receivable balance as of that date. This correction resulted in a reduction of accounts receivable of $3,300 and a decrease in revenues of $3,300.

3.           IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS – On January 1, 2012, the Company adopted updated guidance issued by the FASB on fair value measurement and disclosure (ASU 2011-04).  This update changes certain fair value measurement principles and enhances disclosure requirements, particularly for Level 3 fair value measurements. The guidance was adopted prospectively and did not impact the Company’s results of operations or financial position but did result in enhanced disclosure for Level 3 fair value measurements of assets and liabilities.

On January 1, 2012, the Company adopted new guidance issued by the FASB on the presentation of comprehensive income (ASU 2011-5). This guidance requires entities to present the total of comprehensive earnings, the components of net earnings and the components of other comprehensive earnings either in a single continuous statement of comprehensive earnings or in two separate but consecutive statements. The guidance does not change the items that must be reported in other comprehensive earnings or when an item of other comprehensive earnings must be reclassified to net earnings. This guidance was adopted retrospectively and resulted in a change in disclosure of comprehensive earnings from within the statement of shareholders’ equity to a separate statement of comprehensive earnings.

4.           ACQUISITIONS – During the nine months ended September 30, 2012, the company made two acquisitions in its CRE segment, one in Europe and one in Australia, for total cash consideration of $14,379.  The Company’s acquisition in Europe comprised the assets and select liabilities of Colliers International UK plc (in administration) (“CI UK”) by way of a pre-packaged transaction that involved CI UK being placed into administration immediately prior to the acquisition. This acquisition expanded the CRE segment’s geographic presence to new markets, including the United Kingdom, Ireland and Spain. The initial purchase price allocation is not yet complete, pending final determination of the fair value of assets acquired. Five individually insignificant acquisitions were completed during the nine month period ended September 30, 2011 for total consideration of $22,064 in cash and $2,787 in contingent consideration.  These acquisitions were accounted for by the purchase method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to four-year periods following the dates of acquisition.  The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period.  If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period.  The fair value recorded on the consolidated balance sheet as at September 30, 2012 was $13,042 (see note 9).  The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $12,600 to a maximum of $14,800. The compensation element is recorded on a straight line basis over the contingency period and as of September 30, 2012 totaled $6,556, and was recorded in “Other liabilities” on the balance sheet.  The estimated range of outcomes related to the compensation element is $9,400 to a maximum of $11,100. The contingencies will expire during the period extending to December 2013.  During the nine months ended September 30, 2012, $5,108 was paid with reference to such contingent consideration (2011 - $121).  In addition, as at September 30, 2012, the Company had recorded in “Accrued Liabilities” $658 of consideration payable related to acquisitions where all contingencies had been resolved (December 31, 2011 - $3,109).

5.           ACQUISITION-RELATED ITEMS - Acquisition-related expense is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011

Reclassification from accumulated other comprehensive loss	$-	$-	$2,553	$-
Contingent consideration compensation expense	1,735	697	3,679	1,946
Contingent consideration fair value adjustments	1,768	507	2,830	307
Transaction costs	540	370	4,408	695
	$4,043	$1,574	$13,470	$2,948

On March 28, 2012, CI UK entered an administration process, and as a result the Company’s 29.5% equity investment, held since October 2009, ceased. As such, the Company released $2,553 of accumulated other comprehensive losses related to this investment into earnings.

6.           OTHER (INCOME) EXPENSE - Other (income) expense is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011

(Income) loss from equity method investments	$(586)	$1,477	$(1,016)	$3,573
Other	(877)	123	(735)	(34)
	$(1,463)	$1,600	$(1,751)	$3,539

7.           INCOME TAX – The provision for income tax for the nine months ended September 30, 2012 reflected an effective tax rate of 33% (2011 - 56%) relative to the combined statutory rate of approximately 28% (2011 - 28%). The difference between the effective rate and the statutory rate is related to the geographic mix of taxable earnings and losses and the impact of discrete items. The effective tax rate for the nine months ended September 30, 2011 was also impacted by the recognition of valuation allowances on deferred income tax assets related to US operating loss carry-forward balances. Certain US operations were reorganized at the end of 2011, which resulted in such valuation allowances not being required in 2012.

8.           LONG-TERM DEBT – On March 1, 2012, the Company entered into an amended and restated credit agreement with a syndicate of banks to provide a $350,000 committed senior revolving credit facility including an uncommitted accordion provision allowing for an additional $100,000 of borrowing capacity under the same terms.  The revolving credit facility has a five year term ending March 1, 2017 and bears interest at 1.25% to 3.00% over floating reference rates, depending on certain leverage ratios.

The revolving credit facility and the Company’s two outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various collateral including an interest in all of the assets of the Company.  The covenants require the Company to maintain certain ratios including financial leverage, fixed charge coverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

The Company has issued and outstanding $77,000 principal amount of 6.50% convertible unsecured subordinated debentures (“Convertible Debentures”) with a maturity date of December 31, 2014.  At the holder’s option, the Convertible Debentures may be converted at any time prior to maturity into Subordinate Voting Shares based on an initial conversion rate of approximately 35.7143 common shares per $1,000 principal amount of Convertible Debentures (which represents an initial conversion price of $28.00 per share).  The Company may also, at its option, redeem the Convertible Debentures at any time on or after December 31, 2012.  Subject to specified conditions, the Company has the right to repay the outstanding principal amount of the Convertible Debentures, on maturity or redemption, through the issuance of Subordinate Voting Shares.  The Company also has the option to satisfy its obligation to pay interest through the issuance and sale of Subordinate Voting Shares.  The Convertible Debentures are unsecured and contain no financial ratio covenants.

9.           FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2012:

		Fair value measurements at September 30, 2012

	Carrying value at
	September 30, 2012	Level 1	Level 2	Level 3

Interest rate swap asset	$431	$-	$431	$-
Contingent consideration liability	13,042	-	-	13,042

The fair value of the interest rate swap asset was determined using widely accepted valuation techniques.  The measurement of the fair value of contingent consideration related to acquisitions was made using a discounted cash flows approach with Level 3 inputs.  Significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 9.5% to 12.5%).  Changes in the fair value of the contingent consideration liability are comprised of the following:

2012

Balance, January 1	$12,844
Fair value adjustments	2,830
Resolved and settled in cash	(1,023)
Resolved and recorded in accrued liabilities	(1,634)
Other	25
Balance, September 30	$13,042

Less: Current portion (included in "Accrued liabilities")	2,303
Non-current portion	$10,739

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The inputs to the measurement of the fair value of long term debt are Level 3 inputs.  The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates.  The following are estimates of the fair values of other financial instruments:

	September 30, 2012		December 31, 2011
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$6,129	$6,129	$6,684	$6,684
Long-term debt	356,651	369,733	316,415	332,918
Convertible debentures	77,000	90,475	77,000	83,930

10.           NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as non-controlling interests (“NCI”).  The NCI are considered to be redeemable securities.  Accordingly, the NCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity.  Changes in the NCI amount are recognized immediately as they occur.  The following table provides a reconciliation of the beginning and ending NCI amounts:

2012

Balance, January 1	$141,404
NCI share of earnings	10,276
NCI share of other comprehensive earnings	(1,312)
NCI redemption increment	13,841
Distributions paid to NCI	(11,282)
Purchases of interests from NCI, net	(6,743)
NCI recognized on business acquisitions	1,886
Balance, September 30	$148,070

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the NCI to “put” their equity to the Company at the same price subject to certain limitations.  The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of September 30, 2012 was $132,865.  The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain NCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at September 30, 2012, approximately 4,600,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

11.           NET EARNINGS (LOSS) PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position.  The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
(in thousands)	September 30		September 30
	2012	2011	2012	2011

Basic shares	30,030	30,069	30,120	30,145
Assumed exercise of Company stock options	334	465	351	500
Diluted shares	30,364	30,534	30,471	30,645

12.           STOCK-BASED COMPENSATION

Company stock option plan
The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at September 30, 2012, there were 720,250 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. There were 367,000 stock options granted during the nine months ended September 30, 2012 (2011 - 308,000). Stock option activity for the nine months ended September 30, 2012 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,895,550	$20.83
Granted	367,000	31.48
Exercised	(289,500)	19.89
Expired/forfeited	(169,500)	32.38
Shares issuable under options -
End of period	1,803,550	$22.06	2.55	$12,801
Options exercisable - End of period	861,550	$18.25	1.76	$8,706

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2012 was $2,449 (2011 - $1,986). As of September 30, 2012, there was $5,042 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the nine month period ended September 30, 2012, the fair value of options vested was $3,437 (2011 - $2,591).

Subsidiary stock option plan
The Company has stock option plans at its commercial real estate subsidiary entitling the holders to acquire up to a 10.6% interest in the subsidiary. Grants under the subsidiary stock option plans are liability classified awards. The fair value of the liability relating to these awards is calculated each period using the Black-Scholes option pricing model. The fair value of the liability related to these awards as at September 30, 2012 was nil (December 31, 2011 - nil) and the compensation expense recognized related to the awards for the nine months ended September 30, 2012 was nil (2011 - nil).

13.           PREFERRED SHARES – A dividend of $0.4375 per Preferred Share, for the period June 29, 2012 up to but excluding September 28, 2012, was paid on September 28, 2012.  Each Preferred Share has a stated amount of $25.00.  The Company may redeem each Preferred Share for $25.00 payable in cash, or alternatively the Company may convert each Preferred Share into Subordinate Voting Shares based on a price of $25.00.  Holders of the Preferred Shares have no redemption or conversion rights.

14.           CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

15.           SEGMENTED INFORMATION – The Company has three reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  CRE provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  Residential Property Management provides property management and related property services to residential communities in North America.  Property Services provides franchised and Company-owned property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS
	Commercial	Residential
	Real Estate	Property	Property
	Services	Management	Services	Corporate	Consolidated

Three months ended September 30

2012
Revenues	$295,649	$226,596	$67,449	$60	$589,754
Operating earnings	8,852	18,508	7,161	(3,253)	31,268

2011
Revenues	$252,882	$208,727	$123,775	$40	$585,424
Operating earnings	1,294	16,988	16,590	(2,406)	32,466

	Commercial	Residential
	Real Estate	Property	Property
	Services	Management	Services	Corporate	Consolidated

Nine months ended September 30

2012
Revenues	$800,554	$632,537	$239,750	$162	$1,673,003
Operating earnings	5,208	39,344	14,364	(11,490)	47,426

2011
Revenues	$694,212	$572,618	$362,326	$122	$1,629,278
Operating earnings	1,979	38,259	39,062	(10,071)	69,229

GEOGRAPHIC INFORMATION

	United States	Canada	Australia	Other	Consolidated

Three months ended September 30

2012
Revenues	$389,612	$81,776	$43,581	$74,785	$589,754
Total long-lived assets	461,894	100,935	48,594	60,309	671,732

2011
Revenues	$400,132	$83,706	$45,083	$56,503	$585,424
Total long-lived assets	465,306	97,510	53,077	54,487	670,380

	United States	Canada	Australia	Other	Consolidated

Nine months ended September 30

2012
Revenues	$1,121,832	$228,373	$121,694	$201,104	$1,673,003

2011
Revenues	$1,130,765	$224,425	$121,797	$152,291	$1,629,278

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012
(in US dollars)
October 29, 2012

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three and nine month periods ended September 30, 2012 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2011. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).  All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and nine month periods ended September 30, 2012 and up to and including October 29, 2012.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

Consolidated review

Two of our three service lines reported solid revenue growth for the third quarter of 2012, partially offset by a decline in revenues at our Property Services division as a result of reductions in property preservation and distressed asset management volumes. Consolidated revenue growth for the third quarter of 2012 was 1%.

We acquired assets of the Colliers International UK plc (“CI UK”) operations in the UK, Ireland and Spain late in the first quarter of 2012. CI UK generated revenues of approximately $100 million in the year prior to acquisition. During the third quarter of 2012, we completed one additional acquisition in our Commercial Real Estate segment. In the second half of 2011, we completed several acquisitions in our Residential Property Management division. These acquisitions, which are in the process of being integrated into our operations, increase the geographic footprint and market share of our existing service lines.

On March 1, 2012, we entered into an amended and restated credit agreement with a syndicate of eleven banks to provide a new, committed $350 million senior revolving credit facility with an uncommitted accordion provision allowing for an increase in credit availability to $450 million, with a term of five years extending to March 1, 2017. The new credit facility replaced an existing credit facility which was set to mature in September 2012, on similar terms as the existing credit facility.

Results of operations - three months ended September 30, 2012

Revenues for our third quarter were $589.8 million, 1% higher than the comparable prior year quarter.  Acquisitions contributed 5% to revenues, while the negative impact of foreign exchange relative to the US dollar reduced revenues by 1%. Internally generated revenues, after considering the effects of acquisitions and foreign exchange, were down 3%.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the third quarter was $48.8 million versus $47.6 million reported in the prior year quarter. Our Adjusted EBITDA margin was 8.3% of revenues versus 8.1% of revenues in the prior year quarter, up due to increased revenues and operating leverage in our Commercial Real Estate operations, offset by a decline in our Property Services operations resulting from lower distressed asset management volumes as well as costs incurred on the termination of a significant contract. Operating earnings for the third quarter were $31.3 million, down from $32.5 million in the prior year period. The operating earnings margin was 5.3% versus 5.5% in the prior year quarter.

Depreciation and amortization expense totalled $12.7 million for the quarter, similar to $12.8 million for the prior year quarter, attributable to a moderation in the pace of fixed and intangible asset additions during the past year.

Net interest expense was $5.7 million, relative to $4.1 million recorded in the prior year quarter.  The average interest rate on debt during the quarter was 5.0%, relative to 4.6% in the prior year quarter due to an increase in the interest rate on our new credit facility relative to the old credit facility.

The consolidated income tax rate for the quarter was 28%, relative to 49% of earnings before income tax in the prior year quarter. The prior period rate was impacted by valuation allowances with respect to deferred income tax assets in connection with operating loss carry-forwards. The accumulated valuation allowances related to US operating loss carry-forwards were reversed during the fourth quarter of 2011 in connection with a reorganization of certain operations, and as a result, no such valuation allowances were required to be recognized in the third quarter of 2012.

Net earnings for the quarter were $19.6 million, versus $13.8 million in the prior year quarter.  The increase was primarily attributable to the lower tax rate.

Our Commercial Real Estate segment generated $295.6 million of revenues during the third quarter, an increase of 17%, which included a 10% increase related to recent acquisitions and a 2% decrease related to foreign currency exchange rate fluctuations relative to the US dollar. Internal revenue growth measured in local currency was 9%, and was comprised primarily of increased lease brokerage and appraisal activity. Regionally, Americas internal revenues were up 14% (17% on a local currency basis), Asia Pacific internal revenues were flat (up 2% on a local currency basis) and Europe internal revenues were down 9% (down 6% on a local currency basis). Third quarter Adjusted EBITDA was $20.3 million, up from $9.0 million in the year-ago period, with significant improvements in profitability generated in the Americas region due primarily to operating leverage.

The Residential Property Management segment reported revenues of $226.6 million for the third quarter, up 9% versus the prior year quarter. Excluding the impact of recently completed acquisitions, internal revenues were up 6% as a result of strong client retention and new client wins. Adjusted EBITDA was $21.5 million, up 3% relative to $20.9 million in the prior year quarter. Consistent with earlier quarters in 2012, profitability was impacted by pricing pressure on contract renewals in our core property management operations, where securing price increases has been challenging given the current economic environment, and lower ancillary revenues which carry higher margins.

Third quarter Property Services revenues were $67.4 million, down 46% relative to the prior year period, due to (i) a reduction in the flow of new properties coming under service in our property preservation and distressed asset management contractor network, (ii) the transition out of a significant distressed asset management contract in August 2012 and (iii) a slight decline in franchise brands revenues due to weather-driven reductions in property restoration activity. Adjusted EBITDA for the quarter was $9.4 million versus $19.6 million in the prior year period. The decline in profitability was related to the revenue decline, and was also impacted by $2.0 million of severance and related costs associated with the distressed asset management contract transition.

Corporate costs were $3.2 million for the quarter, relative to $2.3 million in the prior year period, with the increase primarily attributable to an unrealized balance sheet foreign currency translation loss.

Results of operations - nine months ended September 30, 2012

Revenues for the nine months ended September 30, 2012 were $1.67 billion, 3% higher than the comparable prior year period. Acquisitions contributed 5% to revenues, while the negative impact of foreign exchange relative to the US dollar decreased revenues by 1%. Internally generated revenues, after considering the effects of acquisitions and foreign exchange, were down 1%.

Year to date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $100.8 million versus $117.1 million reported in the comparable prior year period. Our Adjusted EBITDA margin was 6.0% of revenues versus 7.2% of revenues in the prior year period, primarily due to margin declines in the Property Services segment. Operating earnings for the period were $47.5 million, down from $69.2 million in the prior year period, attributable in part to a $10.5 million increase in acquisition-related items in our Commercial Real Estate Services segment related to the CI UK acquisition and other recent acquisitions. Our operating earnings margin was 2.8% versus 4.2% in the prior year period.

We recorded depreciation and amortization expense of $37.4 million for the nine month period relative to $38.2 million for the prior year period as a result of the moderate pace of fixed and intangible asset additions during the past year.

Net interest expense for the nine month period was $14.5 million, up from $12.8 million recorded in the prior year period.  The average interest rate on debt during the period was 5.0%, versus 4.9% in the prior year period as a result of an increased interest rate on the new credit facility. Net indebtedness (defined as current and non-current long-term debt less cash and cash equivalents) at the end of the quarter was $349.3 million versus $310.5 million a year ago.

Our consolidated income tax rate was 33%, versus 56% of the earnings before income tax in the prior year to date period. The prior period’s rate was impacted by a valuation allowance with respect to deferred income tax assets in connection with operating loss carry-forwards. The current period’s rate was impacted by geographic earnings mix as well as the impact of discrete items.

Net earnings for the nine month period were $23.4 million, unchanged compared to the prior year period. A reduction in Adjusted EBITDA in the Property Services division (see discussion below) and an increase in acquisition-related items related primarily to the CI UK acquisition were both offset by improved results in the Commercial Real Estate division as well as a reduction in income tax expense.

The Commercial Real Estate segment reported revenues of $800.6 million during the nine months ended September 30, 2012, an increase of 15% relative to the prior year period. Of the revenue growth, 8% was attributable to recent acquisitions, and 9% was attributable to internal growth, offset by a 2% reduction attributable to unfavorable changes in foreign exchange rates. Internal growth was comprised primarily of increased lease brokerage and appraisal activity. Regionally, Americas internal revenues were up 14% (16% on a local currency basis), Asia Pacific internal revenues were up 3% (4% on a local currency basis), and Europe revenues were down 8% (down 5% on a local currency basis). Adjusted EBITDA for the period was $36.2 million, up from $22.7 million in the year-ago period. The margin was 4.5%, relative to 3.3% in the prior year period. The current period’s margin was impacted by the positive impact of operating leverage, particularly on US operations, in the second and third quarters, partially offset by costs to open new offices during the first quarter of 2012.

Our Residential Property Management segment reported revenues of $632.5 million for the nine month period, up 11% over the prior year period. After considering recently completed acquisitions, internal revenues were up 6%. Adjusted EBITDA was $52.5 million, up 5% relative to $50.3 million in the prior year period. Current year profitability was adversely affected by continued pricing pressure in our core property management operations.

For the nine month period, Property Services revenues were $239.8 million, a decrease of 34% relative to the prior year period. The revenue decline was attributable to the segment’s property preservation and distressed asset management contractor network operations, which experienced declines in new property volumes, consistent with market reductions in foreclosure activity, as well as our transition out of a significant distressed asset management contract in August 2012. Adjusted EBITDA for the period was $20.9 million versus $52.0 million in the prior period, with the reduction attributable to volume reductions, increased scope of work, and $2.0 million of costs incurred to transition out of a contract, all in the segment’s contractor network operations.

Corporate costs for the nine month period were $11.3 million, relative to $9.8 million in the prior year period, with the increase attributable to (i) a non-recurring accrual for a loss under our self-insurance program and (ii) an unrealized balance sheet foreign currency translation loss.

Operating outlook

Our Commercial Real Estate segment’s operating outlook is as follows. The Americas region is expected to show continued strong year-over-year revenue gains for the balance of the year, supported by current pipelines of new business which are elevated relative to the same time in the prior year. Asia Pacific operations are expected to report modest growth in revenues for the balance of the year, with margins remaining flat relative to the prior year, as a result of softening market conditions in the region. European operations, aside from the impact of the Colliers UK operations acquired earlier in the year, are expected to be flat relative to prior year results for the balance of the year due to difficult trading conditions and the lack of financial liquidity currently being experienced in the region. The segment’s Adjusted EBITDA margin is expected to improve in the fourth quarter of 2012 relative to the prior year as a result of increased operating leverage from additional revenues in the Americas.

Based on new contracts recently won and our expectations for new business wins and client retention, our Residential Property Management operations are expected to continue to show year-over-year revenue gains for the balance of the year, with Adjusted EBITDA margins comparable to the prior year period.

In our Property Services operations, we expect revenues to decline relative to the prior year comparative period for the balance of the year based on (i) our August 2012 transition out of a significant distressed asset management contract, as well as (ii) continuing year-over-year reductions in market foreclosure activity.

Seasonality and quarterly fluctuations

Certain segments of the Company's operations are subject to seasonal variations. The seasonality of the service lines noted below results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

The Commercial Real Estate segment generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprise approximately 30% of annual consolidated revenues.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “Adjusted EBITDA” and “Adjusted earnings per common share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense and (vii) reorganization charges. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets.  We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations.  We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry.  This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP.  Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2012	2011	2012	2011

Net earnings	$19,573	$13,774	$23,385	$23,416
Income tax	7,409	13,026	11,270	29,522
Other expense (income)	(1,463)	1,600	(1,751)	3,539
Interest expense, net	5,749	4,066	14,522	12,752
Operating earnings	31,268	32,466	47,426	69,229
Depreciation and amortization	12,714	12,782	37,436	38,208
Acquisition-related items	4,043	1,574	13,470	2,948
Stock-based compensation expense	734	444	2,449	1,986
Reorganization charge	-	367	-	4,705
Adjusted EBITDA	$48,759	$47,633	$100,781	$117,076

Adjusted earnings per common share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) reorganization charges and (vi) deferred income tax valuation allowances related to tax loss carry-forwards. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted diluted net earnings per common share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) attributable to common shareholders to adjusted net earnings and of diluted net earnings (loss) per common share to adjusted earnings per common share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2012	2011	2012	2011

Net earnings (loss) attributable to common shareholders	$-	$5,061	$(8,047)	$(1,456)
Non-controlling interest redemption increment	10,745	4,140	13,841	11,695
Acquisition-related items	4,043	1,574	13,470	2,948
Amortization of intangible assets	4,744	4,961	14,032	15,668
Stock-based compensation expense	734	444	2,449	1,986
Reorganization charge	-	367	-	4,705
Income tax on adjustments	(1,972)	(1,995)	(5,923)	(7,675)
Deferred income tax valuation allowance	-	4,443	-	13,448
Non-controlling interest on adjustments	(221)	(503)	(1,085)	(1,780)
Adjusted net earnings	$18,073	$18,492	$28,737	$39,539

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2012	2011	2012	2011

Diluted net earnings (loss) per common share	$-	$0.17	$(0.27)	$(0.05)
Non-controlling interest redemption increment	0.35	0.14	0.45	0.38
Acquisition-related items	0.13	0.05	0.42	0.10
Amortization of intangible assets, net of tax	0.10	0.10	0.29	0.31
Stock-based compensation expense, net of tax	0.02	0.01	0.05	0.04
Reorganization charge	-	0.01	-	0.10
Deferred income tax valuation allowance	-	0.13	-	0.41
Adjusted earnings per common share	$0.60	$0.61	$0.94	$1.29

We believe that the presentation of Adjusted EBITDA and adjusted earnings per common share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations.  We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry.  We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company.  Adjusted EBITDA and Adjusted earnings per common share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP.  Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP.  As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2012
Revenues	$490,056	$593,193	$589,754
Operating earnings	(9,199)	25,357	31,268
Net earnings (loss) per common share:
Basic	(0.55)	0.28	-
Diluted	(0.55)	0.28	-

YEAR ENDED DECEMBER 31, 2011
Revenues	$478,382	$565,472	$585,424	$594,893
Operating earnings	8,623	28,140	32,466	28,832
Net earnings (loss) per common share:
Basic	(0.33)	0.11	0.17	2.19
Diluted	(0.33)	0.11	0.17	2.01

YEAR ENDED DECEMBER 31, 2010
Revenues				$552,090
Operating earnings				21,459
Net earnings (loss) per common share:
Basic				(0.12)
Diluted				(0.12)

OTHER DATA
Adjusted EBITDA - 2012	$10,831	$41,191	$48,759
Adjusted EBITDA - 2011	22,631	46,812	47,633	$44,485
Adjusted EBITDA - 2010				36,996
Adjusted EPS - 2012	(0.10)	0.45	0.60
Adjusted EPS - 2011	0.14	0.54	0.61	0.52
Adjusted EPS - 2010				0.37

Liquidity and capital resources

Net cash provided by operating activities for the nine month period ended September 30, 2012 was $18.8 million, versus $22.7 million the prior year period. The decline in operating cash flow was primarily attributable to a reduction in operating earnings attributable to the Property Services segment. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

We purchased 200,000 Subordinate Voting Shares and 246,000 Preferred Shares on the open market during the nine months ended September 30, 2012 at a cost of $12.5 million. The purchased shares were cancelled.

For the nine months ended September 30, 2012, capital expenditures were $22.6 million. Significant purchases included information technology systems in the CRE segment. Based on our current operations, capital expenditures for the year ending December 31, 2012 are expected to be approximately $38.0 million.

During the nine months ended September 30, 2012, we made two acquisitions in the Commercial Real Estate segment, at an initial cash cost of $14.4 million. We also acquired shares from non-controlling interests during the period for cash consideration of $4.8 million.

Our net indebtedness as at September 30, 2012 was $349.3 million, versus $295.6 million at December 31, 2011. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness resulted primarily from investments in working capital, business acquisitions and purchases of our shares on the open market. We are in compliance with the covenants within our financing agreements as at September 30, 2012 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. On March 1, 2012 we entered into an amended and restated credit agreement with a five year term extending to March 1, 2017. We had $72.2 million of available un-drawn credit as of September 30, 2012.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totalling $25.9 million as at September 30, 2012 ($28.5 million as at December 31, 2011) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to December 2013. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 90% of the contingent consideration outstanding as of September 30, 2012 will ultimately be paid.

The following table summarizes our contractual obligations as at September 30, 2012:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$354,668	$36,217	$65,735	$252,716	$-
Convertible debentures	77,000	-	77,000	-	-
Capital lease obligations	1,983	1,415	566	2	-
Operating leases	255,402	64,494	88,373	45,336	57,199

Total contractual obligations	$689,053	$102,126	$231,674	$298,054	$57,199

At September 30, 2012, we had commercial commitments totaling $11.0 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our senior notes and Convertible Debentures at a weighted average interest rate of 6.1%.

Non-controlling interests

In most operations where employees are also minority owners, the Company is party to shareholders’ agreements.  These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be.  The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	September 30	December 31
(in thousands of US$)	2012	2011

Commercial Real Estate	$59,805	$52,058
Residential Property Management	61,585	61,322
Property Services	11,475	13,638
	$132,865	$127,018

The amount recorded on our balance sheet under the caption “non-controlling interests” is the greater of: (i) the redemption amount (as above) or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position. As at September 30, 2012, the NCI recorded on the balance sheet was $148.1 million. The purchase prices of the NCI may be satisfied in cash or in Subordinate Voting Shares of FirstService.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in notes 14 and 21 to the December 31, 2011 audited consolidated financial statements.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2011.

Recently adopted accounting standards

On January 1, 2012, we adopted updated guidance issued by the FASB on fair value measurement and disclosure (ASU 2011-04). This update changes certain fair value measurement principles and enhances disclosure requirements, particularly for Level 3 fair value measurements. The guidance was adopted prospectively and did not impact the Company’s results of operations or financial position but did result in enhanced disclosure for Level 3 fair value measurements of assets and liabilities.

On January 1, 2012, we adopted new guidance issued by the FASB on the presentation of comprehensive income (ASU 2011-5). This guidance requires entities to present the total of comprehensive earnings, the components of net earnings and the components of other comprehensive earnings either in a single continuous statement of comprehensive earnings or in two separate but consecutive statements. The guidance does not change the items that must be reported in other comprehensive earnings or when an item of other comprehensive earnings must be reclassified to net earnings. This guidance was adopted retrospectively and resulted in a change in disclosure of comprehensive earnings from within the statement of shareholders’ equity to a separate statement of comprehensive earnings.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt International Financial Reporting Standards (“IFRS”). In 2004, in accordance the rules of the CSA, the Company elected to report exclusively using U.S. GAAP. Under the rules of the CSA, the Company is permitted to continue preparing its financial statements in accordance with U.S. GAAP and, as a result, did not adopt IFRS on January 1, 2011.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we had one interest rate swap in place to exchange the fixed interest rate on $30.0 million of notional value on our Senior Notes for a floating rate.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”), an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.  The holders of the Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the preference shares as a class, to receive notice of, attend or vote at any meeting of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof. The Preferred Shares are redeemable for cash or convertible into Subordinate Voting Shares at the option of the Company at any time as set out in the Articles of the Company.

The Company also has outstanding $77.0 million principal amount of Convertible Debentures. The Convertible Debentures mature on December 31, 2014 and accrue interest at the rate of 6.50% per annum payable semi-annually in arrears on June 30 and December 31 in each year, commencing June 30, 2010. At the holder’s option, the Convertible Debentures may be converted into Subordinate Voting Shares of FirstService at any time prior to the close of business on the earlier of the business day immediately preceding either the maturity date and the date specified by FirstService for redemption of the Convertible Debentures. The conversion price is $28.00 for each Subordinate Voting Share, subject to adjustment in certain circumstances. The Convertible Debentures will not be redeemable before December 31, 2012. On and after December 31, 2012 and prior to December 31, 2013, the Convertible Debentures may be redeemed in whole or in part from time to time at FirstService’s option, provided that the volume weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange (converted into a US dollar equivalent) during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is not less than 125% of the conversion price. On and after December 31, 2013 and prior to the maturity date, FirstService may, at its option, redeem the Convertible Debentures, in whole or in part, from time to time at par plus accrued and unpaid interest. Subject to specified conditions, FirstService has the right to repay the outstanding principal amount of the Convertible Debentures, on maturity or redemption, through the issuance of Subordinate Voting Shares. FirstService also has the option to satisfy its obligation to pay interest through the issuance and sale of Subordinate Voting Shares. A summary of additional terms of the Convertible Debentures is set out in the section entitled “Description Of The Securities Being Distributed” contained in the Company’s prospectus dated November 3, 2009 qualifying the distribution of the Convertible Debentures, which section is incorporated herein by reference.

As of the date hereof, the Company has outstanding 28,705,060 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,376,634 Preferred Shares. In addition, as at the date hereof: (a) 1,803,550 Subordinate Voting Shares are issuable upon exercise of options granted under the Company stock option plan; and (b) 2,750,000 Subordinate Voting Shares are issuable upon conversion or redemption or in respect of repayment at maturity of the outstanding Convertible Debentures (using the conversion price of $28.00 for each Subordinate Voting Share), with a maximum of 3,871,290 Subordinate Voting Shares being issuable upon conversion of the Convertible Debentures following certain “change of control” transactions. During the nine month period ended September 30, 2012, the Company repurchased 200,000 Subordinate Voting Shares and 246,000 Preferred Shares under its Normal Course Issuer Bid.

Canadian tax treatment of preferred dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Preferred Shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and nine month periods ended September 30, 2012 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Residential real estate property values, loan default rates, foreclosure rates and the conversion rates of properties to lender-owned.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar and Euro denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.